SAND Technology
4115 Sherbrooke Street West
Suite 500
Westmount, Quebec
H3Z 1B1

February 22, 2013

Stephen Krikorian
United States Securities and Exchange Commission
Washington, D.C.
20549

Re:	Sand Technology Inc.
Form 20-F/A for the fiscal year ended July 31, 2012
Filed December 11, 2012
File No. 000-14884

Dear Mr. Krikorian,

In reference to your letter dated February 14, 2013, the information provided responds to the comments from your review.

Form 20-F/A for the Fiscal Year Ended July 31, 2012
Operating and Financial Review and Prospects
Operating Results, page 19

1.	As noted, the corrected 20-F/A to be filed will have any references to periods prior to the transition to IFRS dated August 1, 2010 in the financial statements removed.

Financial Statements
Independent Auditor’s Report, page 1

2.

According to our auditors, the financial statements are in accordance with International Financial Reporting Standards as issued by the IASB. Accordingly, the Emphasis of Matter paragraph in the Auditor’s Report to the consolidated financial statements was derived from the language included in IAS 1.25, which makes specific reference to “material uncertainties related to events or conditions that may cast significant doubt upon an entity’s ability to continue as a going concern”. This is also the language that is used in Note 2 to the financial statements. Accordingly, our auditors would suggest that we keep the IAS language, rather than change it for the PCAOB language. Thus no change to the Auditor’s Report is required.

Notes to Consolidated Financial Statements
Note 3 – Significant Accounting Policies
a) Basis of Presentation and Statement of Compliance, page 8

3.

We confirm that the consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standard Board. The language used in the note regarding the Basis of Presentation and Statement of Compliance is derived from IAS 1.16. Accordingly, we would propose that we add this clarification in the body of the text in item 18 of the 20 F/A document but that no change be made to the financial statements.

The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

The Company acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

The Company acknowledges that the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Regards,

/s/ Wayne Musselman
Wayne Musselman
Director
SAND Technology Inc.